Exhibit 99.2

SCAILEX CORPORATION LTD (“the Company”)

18th February 2007

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

The Oil Refineries IPO

Scailex Corporation Ltd announces that it and a company under its control, Petroleum Capital Holdings Ltd (hereinafter referred to as “the Scailex Group”), have today entered into a binding memorandum of understanding with the Israel Corporation Ltd (hereinafter referred to as “the Israel Corporation”), pursuant whereto the Israel Corporation and the Scailex Group will submit a joint offer for the purchase of the shares of Oil Refineries Ltd (hereinafter referred to as “Oil Refineries”) in the issue that is expected to take place tomorrow, Tuesday 19th February 2007. It has also been agreed that decisions to purchase additional shares after the issue will be made by agreement.

According to the memorandum of understanding, the Israel Corporation’s proportion of Oil Refineries’ shares that are purchased by the parties in the issue will stand at 80% and the remaining 20% will be held by the Scailex Group. The parties will act together for the appointment of directors in the Oil Refineries group pro rata to their holdings of Oil Refineries, for the prior coordination of their votes in the general meetings and for the determination of dividend policy.

The memorandum of understanding further provides that the Scailex Group has an option to increase its holdings of Oil Refineries’ shares to 45% of the Oil Refineries’ shares that are purchased by the parties in the scope of the issue at cost price, plus linkage and interest, subject to adjustments, within 120 days of receiving ministerial approval in accordance with the Government Companies (Declaration of the State’s Vital Interests in Oil Refineries Ltd) Order, 5767-2007, or nine months from making the memorandum of understanding, whichever is the earlier. After exercise of the option, if at all, the Scailex Group will have additional rights like: minority rights, a right of first refusal and there will also be a “buy me buy you” mechanism between the parties. The Israel Corporation will also be vested with a tag-along right.

The Israel Corporation is vested with a right of first refusal and the Scailex Group is vested with a tag-along right, on the conditions prescribed in the agreement.

Scailex Corporation Ltd